EXHIBIT 5
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2004. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
Gross Domestic Product
     According to preliminary figures, Mexico’s Gross Domestic Product (“GDP”) for the first nine months of 2005 increased by 3.0% in real terms, as compared with the same period of 2004. The transportation, storage and communications sector grew by 7.2%, the construction sector grew by 2.7%, the financial services, insurance and real estate sector grew by 5.6% and the commerce, hotels and restaurants sector grew by 3.3%, each in real terms. The manufacturing sector grew by 0.9%, the mining, petroleum and gas sector grew by 1.0%, the agriculture, livestock, fishing and forestry sector grew by 1.5%, the electricity, gas and water sector grew by 0.5% and the community, social and personal services sector grew by 1.8%, each in real terms.
Prices and Wages
     Inflation (as measured by the national consumer price index) for 2005 was 3.3%, 1.9 percentage points lower than inflation for 2004. Inflation for the first month ended January 31, 2006 was 0.6%, 0.6 percentage points higher than during the same period of 2005.
Interest Rates
     In 2005, interest rates on 28-day Cetes averaged 9.2% and interest rates on 91-day Cetes averaged 9.3%, as compared with average rates on 28-day Cetes and 91-day Cetes of 7.0% and 7.3%, respectively, in 2004. During the first month of 2006, interest rates on 28-day Cetes averaged 7.9% and interest rates on 91-day Cetes averaged 7.8%. On February 7, 2006, the 28-day Cetes rate was 7.7% and the 91-day Cetes rate was 7.6%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 0.9% in real terms in the first nine months of 2005, as compared to the same period of 2004. Basic metal industries decreased by 0.4%, non-metallic mineral products grew by 4.0%, chemical products, petroleum derivatives, rubber and plastic products grew by 0.7% and paper, paper products and printing grew by 1.5%, each in real terms. Food, beverages and tobacco grew by 3.3%, wood industry and derivatives decreased by 2.8%, metallic products, machinery and equipment decreased by 1.2%, textiles, garments and leather decreased by 1.9% and other manufacturing industries grew by 3.9%, each in real terms.
Petroleum and Petrochemicals
     Based on the consolidated results of Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”), PEMEX’s total sales revenues, expressed in constant pesos with purchasing power at September 30, 2005 and calculated net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”) for the first nine months of 2005 amounted to Ps. 644.6 billion, an increase of 22.4% as compared with total sales revenues (net of the IEPS Tax) during the first nine months of 2004 of Ps. 526.6 billion.

     Total consolidated export sales increased by 24.9% in peso terms during the first nine months of 2005 (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made), from Ps. 240.0 billion in the first nine months of 2004 to Ps. 299.8 billion in the first nine months of 2005. Domestic sales (net of the IEPS Tax) increased by 20.3% in the first nine months of 2005, from Ps. 286.6 billion in the first nine months of 2004 to Ps. 344.8 billion in the first nine months of 2005.
     During the first nine months of 2005, the net loss of PEMEX, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 2.9 billion, as compared with a Ps. 25.7 billion net loss during the first nine months of 2004. This Ps. 22.9 billion decrease in net loss resulted primarily from the adoption of new accounting standards in 2004 and 2005, an increase in both export and domestic sales due to higher crude oil and product prices, a Ps. 8.5 billion increase in other revenues, net, and a 58.4% decrease in comprehensive financing cost, which was only partially offset by a 13.8% increase in costs and operating expenses and a 17.5% increase in taxes and duties paid.
     Based on preliminary information, as of the date of this report, PEMEX estimates that it incurred a net loss in the first eleven months of 2005 that is significantly higher than the net loss it incurred in the first nine months of 2005. PEMEX estimates that this increase in loss may be attributable to higher costs and operating expenses.
Financial System
Central Bank and Monetary Policy
     In 2005, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 10.6% in real terms, as compared to 2004. In addition, checking account deposits denominated in pesos increased by 13.2% in real terms in 2005, as compared to 2004.
     In 2005, financial savings increased by 11.5% in real terms, as compared to 2004. Savings generated by Mexican residents increased by 11.1% in real terms and savings generated by non-residents increased by 27.8% in real terms in 2005, each as compared to 2004.
     At February 6, 2006, the monetary base totaled Ps. 359.5 billion, a 5.4% nominal decrease from the level of Ps. 380.0 billion at December 30, 2005. Banco de México estimates that the monetary base will total approximately Ps. 419.7 billion at December 31, 2006.
     On November 25, 2005, Banco de México lowered the minimum overnight funding rate from 9.00% to 8.75%, and further lowered the minimum rate to 8.25% on December 9, 2005 and to 7.75% on January 27, 2006. In each case, Banco de México lowered the minimum overnight funding rate to relax monetary conditions. Banco de México’s other monetary policy instrument, the corto or “short”, was maintained unchanged at Ps. 79.0 million.
The Securities Market
     At December 30, 2005, the Stock Market Index stood at 17,802.71 points, representing a 37.8% increase from the level at December 31, 2004. At February 7, 2006, the Stock Market Index stood at 18,665.06 points, representing a 4.8% increase from the level at December 30, 2005.
External Sector of the Economy
Foreign Trade
     According to preliminary figures, Mexico registered a trade deficit of U.S. $7.6 billion in 2005, as compared to a trade deficit of U.S. $8.8 billion in 2004. Merchandise exports increased by 13.7% to U.S. $213.7 billion in 2005, as compared to U.S. $188.0 billion in 2004. In 2005, petroleum exports increased by 34.8%, while non-petroleum exports increased by 10.6%, each as compared to 2004.

     According to preliminary figures, total imports grew by 12.4% to U.S. $221.3 billion in 2005, as compared to U.S. $196.8 billion in 2004. In 2005, imports of intermediate goods increased by 9.9%, imports of capital goods increased by 16.0% and imports of consumer goods increased by 24.0%, each as compared to 2004.
Balance of International Payments
     On January 17, 2005, Banco de México announced that the daily amount of dollars to be auctioned for the period from February 1, 2006 to April 28, 2006 pursuant to the daily auction procedure to moderate the accumulation of international reserves that commenced on May 3, 2004 would be U.S. $25.0 million.
     At December 30, 2005, Mexico’s international reserves totaled U.S. $68.7 billion, an increase of U.S. $7.2 billion from the level at December 31, 2004. The net international assets of Banco de México totaled U.S. $74.1 billion at December 30, 2005, an increase of U.S. $9.9 billion from the level at December 31, 2004. At February 3, 2006, Mexico’s international reserves totaled U.S. $67.3 billion, a decrease of U.S. $1.4 billion from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $73.9 billion at February 3, 2006, a decrease of U.S. $0.2 billion from the level at December 30, 2005.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on February 7, 2006 (to take effect on the second business day thereafter) was Ps.10.4758 = U.S. $1.00.
Public Finance
2006 Budget and Fiscal Package
     The Federal Annual Revenue Law for 2006, as approved by Congress and the Federal Expenditure Decree for 2006, as passed by the Chamber of Deputies (together, the “2006 Budget”), were published on December 14, 2005 and December 22, 2005, respectively. The 2006 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector balance of 0% of GDP for 2006, i.e., a balanced budget.
     As originally proposed to Congress, the 2006 Budget contemplated a public sector surplus of 0.2% of GDP and was based on an estimated weighted average price of Mexico’s oil exports of U.S. $31.50 per barrel. Congress’s upward revision to U.S. $36.50 per barrel, the 2006 Budget’s estimated volume of oil exports of 1,868 thousand barrels per day and the effect of PEMEX’s new tax regime resulted in Ps. 46.7 billion of additional revenues with respect to the original proposal.
     The structure of the budgetary revenues for 2006 differs from that of 2005 as a result of PEMEX’s new tax regime. This structural difference, however, will not affect the total amount of oil revenues of the public sector (which includes PEMEX’s revenues and the Federal Government’s oil revenues), but only its makeup because PEMEX’s revenues after taxes in 2006 are expected to increase by the same amount (Ps. 23.6 billion) by which the Federal Government’s oil revenues (which consist of taxes and duties collected from PEMEX) are expected to decrease in 2006 as a result of the new tax regime.
     The results for 2004 and 2005, the revised budget assumptions and targets for 2005 and the budget assumptions and targets for 2006, as set forth in the 2006 Budget passed by the Congress, are presented below.

2004 and 2005 Results;
2005 Revised Budget Assumptions and Targets;
2006 Budget Assumptions and Targets

	2004 Results		2005 Budget	2005 Results		2006 Budget
Real GDP growth (%)	4.4	(1)	3.8	3.0	(1)(3)	3.6
Increase in the national consumer price index (%)	5.2		3.0	3.3		3.0
Average export price of Mexican oil mix (U.S. $/barrel)	31.02		27.00	42.65		36.50
Current account deficit as % of GDP	1.08	(1)	2.1	0.67	(1)(3)	2.2
Average exchange rate (Ps./$1.00)	11.29		11.6	10.9		11.4
Average rate on 28-day Cetes (%)	6.82		7.8	9.20		8.9
Public sector balance as % of GDP	(0.26	)(1)	(0.2)	1.68	(1)(3)	0.0
Primary balance as % of GDP	2.49	(1)	N/A	4.51	(1)(3)	N/A
Public sector borrowing requirement as % of GDP(2)	1.78	(1)	2.2	0.08	(1)(3)	1.7

(1)	Preliminary.

(2)	Includes the public sector balance (comprising the Government and budget controlled agencies) as well as financing needs of the national development banks, the Bank Savings Protection Institute (IPAB) and certain other public sector agencies and enterprises.

(3)	First nine months of 2005.

N/A = Not available.

Source: Ministry of Finance and Public Credit.
Revenues and Expenditures
     According to preliminary figures, the public sector overall balance registered a deficit of Ps. 7.5 billion in 2005, 62.4% lower in real terms than the Ps. 19.2 billion deficit registered in 2004. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 207.4 billion in 2005, 4.1% higher in real terms as compared with the Ps. 191.6 billion registered in 2004.
Public Debt
Internal Debt
     Internal debt of the Government as presented herein on a net basis includes Banco de México’s general account balance (which was positive at December 31, 2005, indicating monies owed to the Government). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México nor debt issued by Banco de México for its use in regulating liquidity (“Regulación Monetaria”). The internal debt of the Government does not include the debt of budget and administratively controlled agencies.
     According to preliminary figures, at December 31, 2005, the net internal debt of the Mexican Government totaled Ps. 1,183.3 billion, as compared with the Ps. 1,030.0 billion outstanding at December 31, 2004. At December 31, 2005, the gross internal debt of the Government totaled Ps. 1,242.2 billion, as compared to Ps. 1,099.2 billion at December 31, 2004. The Government’s financing costs on internal debt totaled Ps.103.6 billion in 2005, an increase of 20.9% as compared with 2004.
External Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.
     According to preliminary figures, outstanding gross external debt decreased by approximately U.S. $7.6 billion in 2005, from U.S. $79.2 billion at December 31, 2004 to U.S. $71.7 billion at December 31, 2005. Of this amount, U.S. $70.9 billion represented long-term debt and U.S. $0.8 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $7.1 billion in 2005, a 3.6% increase in nominal terms as compared to 2004.
     According to preliminary figures, at December 31, 2005, commercial banks held approximately 4.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 25.8%, bondholders held 70.1% and others held the remaining 0.2%.
     During the fourth quarter of 2005, Mexico repurchased in open market transactions the following amounts of its outstanding debt securities, totaling U.S. $1.1 billion and ITL 81 billion.

	Outstanding Principal				Outstanding Principal
Title of	Amount before		Principal Amount		Amount before
Purchased Securities	Repurchases		Repurchased		Repurchases
United Mexican States 9.875% Global Bonds due 2007	U.S. $	1,500,000,000	U.S. $	93,000,000	U.S. $	1,407,000,000
United Mexican States 8.625% Global Bonds due 2008	U.S. $	1,500,000,000	U.S. $	110,000,000	U.S. $	1,390,000,000
United Mexican States 10.375% Global Bonds due 2009	U.S. $	1,925,000,000	U.S. $	122,000,000	U.S. $	1,803,000,000
United Mexican States 8.125% Global Bonds due 2019	U.S. $	2,630,340,000	U.S. $	169,000,000	U.S. $	2,461,340,000
United Mexican States 8% Global Notes due 2022	U.S. $	1,285,605,000	U.S. $	128,000,000	U.S. $	1,157,605,000
United Mexican States 11.50% Global Bonds due 2026	U.S. $	565,644,000	U.S. $	27,000,000	U.S. $	538,644,000
United Mexican States 8.3% Global Notes due 2031	U.S. $	3,250,000,000	U.S. $	325,000,000	U.S. $	2,925,000,000
United Mexican States 7.50% Global Notes due 2033	U.S. $	3,056,822,000	U.S. $	175,000,000	U.S. $	2,881,822,000
United Mexican States 9.125% ITL Global Notes due 2007	ITL	500,000,000,000	ITL	70,000,000,000	ITL	430,000,000,000
United Mexican States 7.375% ITL Global Notes due 2013	ITL	750,000,000,000	ITL	11,000,000,000	ITL	739,000,000,000
     On November 23, 2005, Mexico issued U.S. $65 million of its Series XW5, Series XW10 and Series XW20 Warrants. The Warrants entitle the holders thereof to exchange, on the applicable exercise date for each series of warrants, which in each case is in the fourth quarter of 2006, up to approximately U.S. $2.5 billion of various of Mexico’s U.S. dollar-denominated bonds in exchange for certain of Mexico’s peso-denominated bonds.

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